EXHIBIT E

                      Forms of Letters from the Partnership
           to Partners in Connection with the Partnership's Acceptance of Tenders of Interests


THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE PARTNERSHIP.


                                                                January 10, 2003

Dear Partner:

          Augusta Partners, L.P. (the "Partnership") has received and accepted for purchase your tender of a partnership interest in the Partnership. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in the Partnership and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

          Because you have tendered and the Partnership has purchased your entire investment, you have been paid at least 95% of the estimated purchase price based on the unaudited net asset value of the Partnership as of December 31, 2002, in accordance with the terms of the tender offer. A cash payment in this amount has been wired directly into your CIBC World Markets Corp. brokerage account.

          The balance of the purchase price will be paid to you after the completion of the Partnership's 2002 year-end audit and is subject to year-end audit adjustment. This amount, together with interest, will be paid within ten calendar days after the conclusion of the year-end audit, or on such earlier date as the Partnership's Individual General Partners may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2003.

          Should you have any questions, please feel free to contact the Partnership's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.


                                                  Sincerely,

                                                  Augusta Partners, L.P.


Enclosure










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THIS LETTER IS BEING SENT TO YOU IF YOU  TENDERED A PORTION OF YOUR  INTEREST IN
THE PARTNERSHIP.


                                                              January 10, 2003

Dear Partner:

          Augusta Partners, L.P. (the "Partnership") has received and accepted for purchase your tender of a portion of your partnership interest in the Partnership. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of a portion of your interest.

          Since you have tendered only a portion of your investment, you have been paid 100% of the amount requested in cash, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your CIBC World Markets Corp. brokerage account. You remain a partner of the Partnership with respect to the portion of your interest in the Partnership that you did not tender.

          Should you have any questions, please feel free to contact the Partnership's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.


                                                  Sincerely,

                                                  Augusta Partners, L.P.


Enclosure










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